[redacted]

08027566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park	ROchester	New York	14623
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/17/08

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: LifeMark Securities Corp.

Address: 400 West Metro Park
Rochester, NY 14623

Telephone: 585-424-5672

SEC Registration Number: 8-33478

FINRA Registration Number: 16204

(ii) Accounting Firm

Name: Daniel H. Kubiak, CPA

Address: 400 West Metro Park
Rochester, NY 14623

Telephone: 585-424-2430

Accountant's State Registration Number: 029543-1

(iii) Audit date covered by the Agreement:

12	31	2007
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Vincent Micciche

(By Firm's FINOP or President)

Title: FINOP Date: 2/28/08

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NEW YORK 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
400 West Metro Park
Rochester, NY 14623

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2007, and 2006, and the related statements of operations and undistributed earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2007, and 2006, and statement of operations and undistributed earnings, and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H. Kubiak, CPA

Daniel H. Kubiak, C.P.A.

February 22, 2008

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash, including $189,935 and $183,788 in interest-bearing accounts in 2007 and 2006, respectively	$ 388,846	$ 301,965
Commissions receivable	544,508	165,793
Accounts receivable	19,199	42,433
Prepaid expenses and deposits	25,000	25,000
Furniture and fixtures (Notes 1 and 2)	33,686	46,558
Total assets	$ 1,011,239	$ 581,749

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Current liabilities:		
Accounts payable	$ 260,640	$ 181,765
Commissions payable	476,039	141,462
Accrued payroll	21,036	9,364
Total current liabilities	757,715	332,591
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	453,633	453,633
Shareholders' undistributed (deficit)	(215,925)	(220,291)
	257,708	253,342
Less: Treasury stock, 62.1 shares at cost	(4,184)	(4,184)
Total shareholders' equity	253,524	249,158
Total liabilities and shareholders' equity	$ 1,011,239	$ 581,749

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Commissions income	$ 6,660,498	$ 5,087,126
Interest and dividend income	6,537	4,071
Miscellaneous income and reimbursed expenses	31,911	51,274
Total income	6,698,946	5,142,471
Operating expenses:		
Commission expense	5,601,085	4,166,019
Officers' salaries	220,555	221,382
Salary expense	383,613	296,801
Payroll taxes and benefits	108,177	95,787
Registration, dues and subscriptions	38,552	55,397
Rent expense	37,681	37,410
Utilities	5,789	5,389
Travel & meetings	47,115	23,105
Entertainment	12,198	5,334
Insurance expense	7,545	7,413
Officers life insurance	12,000	9,000
Office expense	67,946	40,902
Advertising and marketing expense	18,851	17,155
Telephone and networking expense	22,646	21,194
Repairs and maintenance	3,353	3,197
Postage expense	15,212	13,439
Depreciation	20,416	17,024
Professional services	22,112	21,303
Computer expense	47,571	64,148
Training	1,386	2,380
State filing fees	(903)	2,952
Contributions	1,680	2,915
Total operating expenses	6,694,580	5,129,646
Net income	4,366	12,825
Shareholders' undistributed (deficit) earnings - beginning	(220,291)	(233,116)
Shareholders' undistributed (deficit) - ending	$ (215,925)	$ (220,291)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 4,366	$ 12,825
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	20,416	17,024
Decrease (increase) in commissions receivable	(378,715)	(101,853)
Decrease (increase) in accounts receivable and other assets	23,234	(19,905)
Increase (decrease) in accounts payable	78,875	55,569
Increase (decrease) in commissions payable	334,577	88,908
Increase (decrease) in accrued payroll	11,672	-0-
Total adjustments to net income	90,059	39,743
Cash provided (utilized) by operating activities:	94,425	52,568
Cash (utilized) by investing activities:		
Fixed assets purchased	(7,544)	(44,823)
Total cash (utilized) by investing activities	(7,544)	(44,823)
Net increase in cash	86,881	7,745
Cash at beginning of year	301,965	294,220
Cash at end of year	$ 388,846	$ 301,965

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently, the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2007, the company operated eight offices located in three states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2007 and 2006, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2007	2006
Computers	$ 227,410	$ 219,865
Fixtures	25,944	25,944
	253,354	245,809
Less: Accumulated depreciation	(219,668)	(199,251)
	$ 33,686	$ 46,558

Depreciation expense charged to operations for the years ended December 31, 2007 and 2006 amounted to $20,416 and $17,024, respectively.

3 - RENT

Effective November 1, 2004, the company entered into a fifteen year lease agreement with a related party for new office space at a monthly rental of $3,117. The rent was increased to $3,389 in December, 2007. Total rent expense amounted to $37,681 in 2007 and $37,410 in 2006.

4 - RETIREMENT PLAN

The company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees' yearly compensation, not to exceed $6,000. The company made the election for 2007 and 2006 and the expense amounted to $17,948 in 2007 and $10,275 in 2006.

5 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2004 the company had repurchased 148.79 shares for a total of $10,026. In 2005 the company sold 86.69 of these treasury shares to an officer and employee of the company.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2006	2006
Total assets	$ 1,011,239	$ 581,749
Less: Total liabilities	757,715	332,591
Net worth	253,524	249,158
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	253,524	249,158
Less: Non-liquid assets, net	107,029	103,531
Tentative net capital	146,495	145,627
Less: Haircuts	-0-	-0-
Net capital	$ 146,495	$ 145,627
Required net capital	$ 50,514	$ 22,172

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2007, the company had no subordinated claims.

END